Filed by Contango Oil & Gas Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Crimson Exploration Inc.

Commission File No.: 001-12108

CONTANGO OIL & GAS COMPANY

NEWS RELEASE

Contango Announces Exploration Discovery

AUGUST 22, 2013—HOUSTON, TX – Contango Oil & Gas Company (NYSE MKT:MCF) today announced an exploration discovery at its South Timbalier 17 prospect, located in State of Louisiana waters and operated by Contango Operators, Inc. (“COI”), a wholly-owned subsidiary of the Company.

The well was drilled to a total measured depth of approximately 11,400 feet and the wireline logs of the well indicate the presence of hydrocarbons. Estimated reserves and production rates will be dependent upon the liquids content of the formation, which will be better defined once we complete and test the well. We are proceeding with development, including securing production facilities. Estimated costs net to Contango to drill, complete and bring this well to full production status are $12.5 million.

Contango has a 75% working interest (53.25% net revenue interest) before payout of all costs, and a 59.3% working interest (42.1% net revenue interest) after payout.

Joseph J. Romano, Contango’s Chairman and Chief Executive Officer, said, “We are pleased to have our first offshore discovery this year and are eager to drill additional offshore wells in our inventory. Our exploration permits have been approved on three of our prospects, and we hope to spud our next well, Ship Shoal 255, before the end of the year.

“Our merger with Crimson Exploration, Inc. is on schedule, and we expect to complete and begin mailing our proxy material for the merger next week.”

Contango is a Houston-based, independent natural gas and oil company. The Company’s business is to explore, develop, produce and acquire natural gas and oil properties onshore and offshore in the shallow waters of the Gulf of Mexico. Additional information can be found on our web page at www.contango.com.

Forward-Looking Statements

This press release contains forward-looking statements regarding Contango that are intended to be covered by the safe harbor “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995, based on Contango’s current expectations and includes statements regarding acquisitions and divestitures, estimates of future production, future results of operations, quality and nature of the asset base, the assumptions upon which estimates are based and other expectations, beliefs, plans, objectives, assumptions, strategies or statements about future events or performance (often, but not always, using words such as “expects”, “projects”, “anticipates”, “plans”, “estimates”, “potential”, “possible”, “probable”, or “intends”, or stating that certain actions, events or results “may”, “will”, “should”, or “could” be taken, occur or be achieved). Statements concerning oil and gas reserves also may be deemed to be forward looking statements in that they reflect estimates based on certain assumptions that the resources involved can be economically exploited. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those, reflected in the statements. These risks include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; health, safety and environmental risks and risks related to weather such as hurricanes and other natural disasters); uncertainties as to the availability and cost of financing; fluctuations in oil and gas prices; risks associated with derivative positions; inability to realize expected value from acquisitions, inability of our management team to execute its plans to meet its goals, shortages of drilling equipment, oil field personnel and services, unavailability of gathering systems, pipelines and processing facilities and the possibility that government policies may change or governmental approvals may be delayed or withheld. Additional information on these and other factors which could affect Contango’s operations or financial results are included in Contango’s other reports on file with the SEC. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from the projections in the forward-looking statements. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Contango does not assume any obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

In addition, forward-looking statements are subject to risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors that could cause actual results to differ materially include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Company’s merger agreement with Crimson Exploration, Inc., dated as of April 29, 2013 (the “Merger Agreement”); (2) the outcome of any legal proceedings that may be instituted against the Company and others following announcement of the Merger Agreement; (3) the inability to complete the merger due to the failure to satisfy the conditions to the merger, including obtaining the affirmative vote of at least a majority of the votes cast by the holders of the Company’s outstanding shares of common stock entitled to vote on the approval of issuance of shares of Company common stock; (4) risks that the proposed transaction disrupts current plans and operations and potential difficulties in employee and customer retention as a result of the merger; (5) the ability to recognize the benefits of the merger; (6) legislative, regulatory and economic developments; and (7) other factors described in the Company’s filings with the SEC. Many of the factors that will determine the outcome of the subject matter of this filing are beyond the Company’s ability to control or predict. The Company can give no assurance that the conditions to the merger will be satisfied. Except as required by law, the Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. The Company is not responsible for updating the information contained in this document beyond the published date, or for changes made to this document by wire services or Internet service providers.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction (the “Merger”) between the Company and Crimson Exploration Inc (“Crimson”) will be submitted to the stockholders of both companies for their consideration. The Company has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that constitutes a preliminary prospectus of the Company that also includes a preliminary joint proxy statement for each of the Company and Crimson. The registration statement has not yet become effective. INVESTORS AND SECURITY HOLDERS OF THE COMPANY, CRIMSON AND OTHER INVESTORS ARE ADVISED TO READ THE PROSPECTUS AND PROXY STATEMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The definitive joint proxy statements and prospectus will be mailed to stockholders of the Company and of Crimson. Investors and security holders may obtain a free copy of the definitive joint proxy statement and prospectus when it becomes available, and other documents filed by the Company with the SEC, at the SEC’s web site at http://www.sec.gov. Free copies of the definitive proxy statement, when it becomes available, and the Company’s other filings with the SEC may also be obtained from the Company by directing a request to the Company, Attention: Investor Relations department, or by calling (713) 960-1901.

Participants in Solicitation

The Company and its directors, executive officers and other members of its management and employees may be deemed to be soliciting proxies from the Company’s stockholders in favor of the proposed Merger. Information regarding the Company’s directors and executive officers is available in its Annual Report on Form 10-K for the fiscal year ended June 30, 2012 filed with the SEC on August 29, 2012, and definitive proxy statement relating to its 2012 Annual Meeting of Stockholders filed with the SEC on October 12, 2012. Stockholders may obtain additional information regarding the interests of the Company and its directors and executive officers in the proposed Merger, which may be different than those of the Company’s stockholders generally, by reading the definitive joint proxy statement and prospectus and other relevant documents filed with the SEC when they become available.

Contango Oil & Gas Company	For information, contact:
3700 Buffalo Speedway, Suite 960	Joseph J. Romano
Houston, Texas 77098	(713) 960-1901
www.contango.com